October 5, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention: Jessica Ansart

Re:	Nuwellis, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-274610
Request for Withdrawal of Post-Effective Amendment to the Registration Statement Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Nuwellis, Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-274610) (the “Registration Statement”). The post-effective amendment to the registration statement was filed in connection with an offering of securities and the Company inadvertently did not select the correct file type on the cover page of the Registration Statement. The Company wishes to withdraw the above referenced Post-Effective Amendment No. 1 to the Registration Statement to correct this error. No securities have been sold in connection with the post-effective amendment to the registration statement.

If you have any questions, please contact Jessica M. Herron of Honigman LLP by telephone at (313) 465-7602 or, in her absence, Phillip  D. Torrence of Honigman LLP by telephone at (269) 337-7702.

Sincerely,

Nuwellis, Inc.

By:	/s/ Nestor Jaramillo, Jr.

Nestor Jaramillo, Jr.
President and Chief Executive Officer

cc:	Neil P. Ayotte, Nuwellis, Inc. Robert B. Scott, Nuwellis, Inc. Phillip D. Torrence, Honigman LLP
Jessica M. Herron, Honigman LLP
Aaron M. Schleicher, Sullivan & Worcester LLP